[Letterhead of Reliance Steel & Aluminum Co.]
February 26, 2007
VIA EDGAR SUBMISSION AND FEDERAL EXPRESS
Mr. Joshua Ravitz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Reliance Steel & Aluminum Co.
Registration Statement on Form S-4 filed January 3, 2007, as amended
File No. 333-139790
Dear Mr. Ravitz:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 11:00 a.m. Washington D.C. time Tuesday, February 27, 2007, or as soon thereafter as is practicable.
     The registrant hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Joshua Ravitz Securities and Exchange Commission Page Two	February 26, 2007

     If you have any questions regarding Amendment No. 2 or this request for acceleration, please call the undersigned at (213) 576-2472.

Sincerely yours,
/s/ Karla Lewis
Karla Lewis
Executive Vice President and Chief Financial Officer Reliance Steel & Aluminum Co.